UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)
Under the Securities Exchange Act of 1934

ELITE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28659T200

(CUSIP Number)

Anthony G. Miller
Trellus Management Company, LLC
350 Madison Avenue, 9th Floor
New York, NY 10017
 212.389.8799

Copy to:

Richard Metsch, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
212.848.4000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

May 24, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28659T200	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trellus Management Company, LLC (13-3807183) (on behalf of three managed accounts)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,938,485
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,938,485
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,938,485
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.78%
14		TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 28659T200	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trellus Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,737,023
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,737,023
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,737,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.82%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 28659T200	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trellus Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 198,879
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 198,879
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 28659T200	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trellus Offshore Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,002,583
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,002,583
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,002,583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.87%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 28659T200	Page 6 of 10 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Adam L. Usdan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,938,485
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,938,485
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,938,485
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.78%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the Common Stock (the “Shares”) of Elite Pharmaceutical, Inc. (the “Issuer”), with its principal executive offices located at 165 Ludlow Avenue, Northvale, NJ 07647.

Item 2.	Identity and Background.

(a) This statement is being filed jointly by Trellus Management Company, LLC (“Trellus”), Trellus Partners, L.P., a Delaware limited partnership (“TPLP”), Trellus Partners, L.P. II, a Delaware limited partnership (“TPLPII”), Trellus Offshore Fund Limited, a Cayman Islands limited liability company (“TOF”), and Mr. Adam L. Usdan (each a “Reporting Person” and collectively, the “Reporting Persons”).  Trellus is the investment adviser to TPLP, TPLPII, and TOF.  Mr. Usdan is the controlling principal and Chief Investment Officer of Trellus.

(b) The addresses of the principal business and principal offices of each Reporting Person is 350 Madison Avenue, 9th Floor, New York, New York 10017.

(c) The principal business of Trellus is the offering of investment advisory services to various entities.  The principal business of each of TPLP, TPLPII, and TOF is the investing in securities.

(d)  None of the Reporting Persons has been, and none of their executive officers or directors has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. Anthony G. Miller is the Chief Financial Officer of Trellus.  Mr. John W. Alderman is a principal of Trellus and a Portfolio Manager. The Reporting Persons have no executive officers other than Messrs. Usdan, Miller and Alderman.  TOF has a Board of Directors and the remaining Reporting Persons do not have Boards of Directors.  Mr. Miller has not been subject to any proceeding described in (e) above.  Messrs. Usdan, Miller and Alderman are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction.

The Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following: (i) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iii) any change in the present board of directors or management of the Issuer, (iv) any material change in the Issuer’s capitalization or divided policy, (v) any other material change in the Issuer’s business or capital structure, (vi) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of the Issuer’s securities to be deregistered or delisted, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration or (ix) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) Items 11 and 13 of the cover page for each Reporting Person is incorporated herein by reference. The calculations of the percentages in this Statement are based on the number of shares of Common Stock and preferred stock convertible into common shares as disclosed by the Issuer to the Reporting Persons.

(b) Items 7 - 10 of the cover page for each Reporting Person is incorporated herein by reference.

(c) During the past sixty days the Reporting Persons have engaged in the following transactions in the securities of the Issuer:

Between March 31, 2011 and May 25, 2011, the Reporting Persons sold 2,468,894 shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A.  Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 26, 2011

/s/ Adam Usdan

Adam Usdan

Trellus Management Company, LLC

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer

Trellus Partners, L.P.

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer of Trellus Company, LLC, as the General Partner

Trellus Partners, L.P. II

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer of Trellus Company, LLC, as the General Partner

Trellus Offshore Fund Limited

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer of Trellus Management Company, LLC, as the Investment Adviser

Exhibit A

AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13D, dated May 26, 2011, relating to common stock of Elite Pharmaceuticals, Inc. is filed on behalf of us.

/s/ Adam Usdan

Adam Usdan

Trellus Management Company, LLC

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer

Trellus Partners, L.P.

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer of Trellus Company, LLC, as the General Partner

Trellus Partners, L.P. II

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer of Trellus Company, LLC, as the General Partner

Trellus Offshore Fund Limited

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer of Trellus Management Company, LLC, as the Investment Adviser

Date: May 26, 2011